UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2005
                    ----------------------------------------

                       Ship Finance International Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company") dated August 24, 2005.

                                    Exhibit 1

Ship Finance International Limited

Interim Report April - June 2005

Highlights

     o Ship Finance reports a net income of $31.2 million and earnings per share of $0.42 for the second quarter of 2005.

     o Ship Finance announces an ordinary cash dividend of $0.45 per share, and a supplementary extraordinary dividend of $0.05 per share.

Second Quarter and Six Months Results

Ship Finance International Limited ("Ship Finance" or the "Company") reports total operating revenues of $94.3 million, operating income of $61.9 million and net income of $31.2 million for the second quarter of 2005. Earnings per share for the quarter were $0.42. In 2005, all but nine of the Company's vessels are trading under long term charters to Frontline Ltd ("Frontline"). One of these vessels, the Company's first containership, is on a medium term time charter to an unrelated third party.

In the second quarter, operating revenues include $9.4 million of accrued profit share due from Frontline under long term charter agreements. The Company estimates that an additional $41.3 million in profit share has accumulated, however this cannot yet be accounted for in accordance with U.S. generally accepted accounting principles. The unrecognised income of $41.3 million will be recognised in the third and fourth quarters provided Ship Finance's vessels continue to earn in excess of the fixed charter rates received from Frontline. The average daily time charter equivalents ("TCEs") earned by Frontline in the second quarter in the spot and time charter period market from the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $51,200, $35,300 and $36,400, respectively.

In June 2005, the Company drew down $191.5 million under its new $350 million bank debt facility. As at June 30, 2005, the Company had interest rate swaps with a total notional principal of $578.8 million and an average interest rate of 3.9 percent. In the second quarter other financial items include a loss of $8.3 million that is attributable to the mark to market valuations of interest rate swaps compared with a gain of $12.1 million in the first quarter.

Ship Finance announces net income of $61.2 million for the six months ended June 30, 2005 equivalent to earnings per share of $0.82. The average daily time charter equivalents ("TCEs") earned by Frontline in the spot and time charter period market from the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $65,100, $45,000 and $36,100, respectively.

As at June 30, 2005, the Company had total cash and cash equivalents of $52.6 million, of which $2.7 million is restricted. Cash provided by operating activities in the quarter was $43.6 million, net cash used in investing activities was $221.5 million and net cash generated from financing activities was $115.7 million. In June 2005 the Company sold three Suezmax tankers, Front Spirit, Front Emperor and Front Lillo for net proceeds of $92.0 million. The proceeds of the sale were used to fund the concurrent acquisition of three similar vessels from Frontline, namely Front Target, Front Traveller and Front Transporter. The vessels have been chartered back to Frontline following the structure in place for the three similar vessels whose charters were terminated. A gain of approximately $22.3 million was incurred upon the sale of these vessels; however, this gain has been deferred in the financial statements as the termination of the original charters with Frontline gave rise to discounted rates for the new charters established for Front Target, Front Traveller and Front Transporter. This deferred gain is being amortised over the life of the replacement charters, in line with the embedded discounts.

Corporate and Other Matters

On August 24, 2005 the Board declared a dividend of $0.50 per share which represents an ordinary cash dividend of $0.45 per share, and a supplementary extraordinary dividend of $0.05 per share. The record date for the dividend is September 6, 2005, ex dividend date is September 1, 2005 (ex dividend date is September 2, 2005 in Norway) and the dividend will be paid on or about September 20, 2005.

In the second quarter of 2005, the Company took delivery of the VLCC Front Scilla from an unrelated third party, acquired three Suezmaxes from Frontline and two VLCCs from parties affiliated with Hemen Holding in previously announced transactions. These vessels are subject to time charters, management and profit sharing arrangements between Ship Finance and Frontline on similar terms as the rest of the Company's tanker fleet. These vessels have been part financed through traditional bank financing on competitive terms.

On May 12, 2005, the Company announced the acquisition of two newbuilding containerships for a purchase price of $49.3 million per vessel. The first of these vessels was delivered in June and the second is expected to be delivered in September 2005. The first containership is trading on a four year time charter to an Asian container operator.

In the second quarter the Company repurchased $41.4 million of its 8.5% Notes, and has done another $30.8 million in the current quarter bringing the total amount repurchased to date in 2005 to $72.2 million.

In June the Company bought back and cancelled 200,000 of its shares pursuant to its existing authority. At June 30, 2005 74,700,837 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and six months then ended was 74,839,299 and 74,869,898, respectively.

Ship Finance has after the end of the second quarter agreed to sell the Suezmax tanker Front Hunter to an unrelated third party for $72 million. The time charter and management arrangements between the Company and Frontline were cancelled on the delivery of the vessel to its buyer in August, 2005. Frontline will receive compensation of $3.8 million for terminating the charter. This termination payment represents 80% of the difference between the forward rate for the next year and the charter rate between the Company and Frontline. In addition, Frontline will have the right to sell to Ship Finance and charter back its newbuilding VLCC which is due for delivery in July 2006. The new charter rate will consist of two components: the first will be the same rate that was in the Front Hunter charter, and the second part will be based on the incremental investment which will be made by Ship Finance at the time. Through such a solution Ship Finance will benefit by an anticipated increase in profit sharing through switching from a Suezmax to a VLCC, and will also benefit by extending the life of the contract. Ship Finance will optimize the use of the sales proceeds in the temporary period by considering stock repurchases as well as redemption of debt.

Market

The overall downward trend of the VLCC market witnessed in the first quarter of the year continued in the second quarter. Early April started off on a rebound seeing a peak in rates at World scale ("WS") 90 levels. This was followed by a steady decline until the middle of June, when the market did not bottom out until WS 50 levels were reached. However, at the end of the quarter the market climbed back up towards WS 70 levels. The average WS rate from Arabian Gulf to Japan was about WS 72 compared to WS 107 in the first quarter of 2005. This equates to a daily time charter equivalent of approximately $29,000 per day. In the Suezmax market from West Africa to the east coast of the U.S. the average WS rate for the second quarter was 133, or approximately $35,000 per day, compared to an average rate of WS 165 in the first quarter.

A greater proportion of eastbound voyages thickened the list of vessels open in the Arabian Gulf during the quarter. Combined with an increasing fleet, the psychology in the market shifted in owners' disfavor resulting in a downward pressure on rates. In line with oil prices, bunker prices remained high, with an average of $256 per ton in the Arabian Gulf.

The International Energy Agency (IEA) reported in its August report an average OPEC Oil production, including Iraq, of approximately 29.32 million barrels per day during the second quarter of the year, an increase of 0.54 million barrels per day or 1.9 percent from the first quarter. OPEC announced in June a 500,000 barrels increase in its production ceiling.

IEA estimates world oil demand averaged 81.79 million barrels per day in the second quarter, a 2.5 per cent decrease from first quarter in 2005. IEA further predicts that the average demand for 2005 in total will be 83.72 million barrels per day, or a 1.9 per cent growth from 2004, showing that oil demand remains relatively stable at a high level despite the record high oil prices.

The world trading VLCC fleet totaled 456 vessels at the end of the second quarter of 2005, an increase of 1.1 per cent over the quarter. No VLCCs were scrapped in the period and five were delivered. The total order book is now at 94 vessels, up from 88 after the first quarter of 2005. This represents 20.2 per cent of the current VLCC fleet. A total of eleven VLCCs were ordered during the quarter.

The world Suezmax fleet totaled 324 vessels at the end of the quarter, up from 316 vessels after the first quarter of 2005, a 2.5 per cent fleet growth. No Suezmaxes were scrapped during the quarter and eight were delivered. The total order book at the end of the quarter is 72, down from 80 after the first quarter. This represents 22.2 per cent of the Suezmax fleet. Four Suezmaxes were ordered during the period.

Although the tanker market recently has seen lower levels than what was anticipated, the rates are expected to rebound in the second half of the year. The freight futures market maintains an optimistic view, demonstrated through the possibility of selling freight futures for VLCCs for the remainder of the year at a level that equates to TCEs of approximately $64,000, and $46,000 for 2006.

Strategy

In recent months the Company has made several proposals to larger shipping companies who want to use Ship Finance to part finance acquisitions of fleets. So far nothing has been concluded, the Board is however hopeful that some of these leads will pay off.

The Company has a strong cash position following the refinancing in the first quarter and is well positioned for further growth. Total cash assuming regular bank financing on the latest acquired vessels but before any profit sharing for 2005 has been paid would be approximately $200 million. The major concern for management is that most shipping markets today have historically high second hand values and thereby will need to be supported by long term rates which are higher than the historical average. Such a situation increases the risk in the transactions and increases the focus on chartering party risk and residual exposure. Until satisfactory employment have been found for the excess capital the board will consider buyback of stock and repurchases of bonds as attractive alternatives to improve the overall return. The Board is currently authorised to buy back 2,000,000 shares, out of which repurchase of 925,000 has already been completed.

The Board will together with its chartering clients seek to optimize the value of its fleet by actively using sale and purchase opportunities in the market. The sale of the three Spanish built Suezmaxes which were replaced with three higher quality vessels and the sale of the Front Hunter against a replacement with a 2006 built VLCC are examples of such fleet optimalisation. The target is to use strengths and weaknesses in the sale and purchase market to improve the quality of the fleet and thereby the long term earnings for the Company as well as for the charterer.

Several analysts have pointed out that Ship Finance trades at a discount to other yield oriented shipping stocks. This limits the opportunities for growth. Part of the reasons for this has been explained by the fact that the final separation from Frontline has been delayed. Analysts also point out that the Company would benefit from a clearer dividend strategy. The Board is in view of this evaluating the strategy and expect that a clearer commitment to the dividend will be integrated as a part of the Company's long term strategy. In the meantime the Board feels committed to the $0.45 quarterly dividend plus the current $0.05 extra quarterly dividend to reflect the strong market. The Board does however feel that part of the difference in valuation is created by the fact that Ship Finance preserves a significant part of the free cash flow to grow the Company while other yield oriented shipping stocks behave as limited life companies with full payout of all free cash flow.

As a function of the final separation in ownership between Frontline and Ship Finance, the Board has initiated efforts to recruit an independent management team for Ship Finance.

Outlook

The Company will as a function of the fixed charter portfolio and the profit sharing generate a strong cash flow from the second half of 2005.

The results for the second half will be positively influenced by the accrued but not recorded profit sharing estimated to be $41.3 million by the end of June and further increased since that time.

The Company is financially strong and well positioned to benefit from positive as well as negative developments in the underlying markets. The Board is optimistic about the future for the Company, and the opportunity to provide good long term return on equity to shareholders based on a moderate risk profile.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 24, 2005
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Tor Olav Troim: Director, Ship Finance International Limited
+44 7734 976 575

Oscar Spieler: Chief Executive Officer, Frontline Management AS
+47 23 11 40 79

Tom Jebsen, Chief Financial Officer, Ship Finance International Limited +47 23 11 40 21

      SHIP FINANCE INTERNATIONAL LIMITED SECOND QUARTER REPORT (UNAUDITED)

------------------------------------------------------------------------------------------
        2004       2005   INCOME STATEMENT                   2005       2004         2004
     Apr-Jun    Apr-Jun                                   Jan-Jun    Jan-Jun      Jan-Dec
                          (in thousands of $ except                             (audited)
                          per share data)
------------------------------------------------------------------------------------------
      93,247     94,309   Total operating revenues        177,168    219,513      492,069
         798      1,006   Voyage expenses                   1,841      8,971        9,978
      23,739     26,339   Ship operating expenses          51,319     48,378       96,505
       1,028        217   Administrative expenses           1,085      1,514        3,812
       8,515      4,830   Depreciation                      9,489     21,785       34,617
      34,080     32,392   Total operating expenses         63,734     80,648      144,912
      59,167     61,917   Operating income (loss)         113,434    138,865      347,157
         794        567   Interest income                   1,285      2,269        2,567
    (23,490)   (24,554)   Interest expense               (58,857)   (48,929)     (95,933)
      25,743    (6,655)   Other financial items             5,347     13,991        8,780
        (20)       (33)   Foreign currency exchange           (2)        116           88
                          gain (loss)
      62,194     31,242   Net income (loss)                61,207    106,312      262,659

       $0.84      $0.42   Basic earnings per share          $0.82      $1.44        $3.52
                          amounts ($)

------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                    2005        2004        2004
BALANCE SHEET                                     Jun 30      Jun 30      Dec 31
(in thousands of $)                                                    (audited)
--------------------------------------------------------------------------------

ASSETS

Short term
Cash, restricted cash and cash equivalents        52,560      40,025      34,572
Amount due from parent                                --      55,254       4,864
Other current assets                             111,030      76,374     192,421

Long term
Newbuildings and vessel purchase options          12,535       8,370       8,370
Vessels and equipment, net                       502,282     510,109     236,305
Investment in finance leases                   1,703,554   1,417,479   1,641,644
Deferred charges and other long-term assets       30,158      37,394      34,761
Total assets                                   2,412,119   2,145,005   2,152,937

LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term and current portion of long term 118,507 88,843 91,308 interest bearing debt
Amount due to parent                                 749          --          --
Other current liabilities                         28,744      26,286       8,958

Long term
Long term interest bearing debt                1,728,518   1,465,431   1,387,586
Other long term liabilities                       17,501          --       4,103
Stockholders' equity                             518,100     564,445     660,982
Total liabilities and stockholders' equity     2,412,119   2,145,005   2,152,937
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
      2004        2005                                           2005           2004          2004
   Apr-Jun     Apr-Jun   STATEMENT OF CASHFLOWS               Jan-Jun        Jan-Jun       Jan-Dec
                         (in thousands of $)                                             (audited)
---------------------------------------------------------------------------------------------------
                         OPERATING ACTIVITIES
    62,194      31,242   Net income (loss)                     61,207       106,312        262,659
                         Adjustments to reconcile net
                         income to net cash provided by
                         operating activities
    10,046       6,580   Depreciation and amortisation         23,514        28,369         44,102
        --          --   Unrealised foreign currency               --         (137)          (164)
                         exchange (gain) loss
  (25,533)       8,288   Adjustment of financial              (3,796)      (15,095)        (9,289)
                         derivatives to market value
     (488)     (1,980)   Other                                (2,562)         (488)        (1,146)
  (19,142)       (577)   Change in operating assets and       125,842       (9,438)      (117,634)
                         liabilities
    27,077      43,553   Net cash provided by operating       204,205        109,523       178,528
                         activities

                         INVESTING ACTIVITIES
    15,392      24,199   Repayment of investments in           47,128        26,653         61,990
                         finance leases
     1,392         946   Net maturities (placement) of          2,664       557,614        560,121
                         restricted cash
        --      91,050   Sale of investment in finance        158,800            --              -
                         lease
        --   (325,134)   Acquisition of subsidiaries,       (549,358)     (536,793)      (536,793)
                         net of cash acquired
        --          --   Purchase of option                        --             --       (8,370)
        --    (12,535)   Investment in newbuilding           (12,535)             --             -
  (55,254)          --   Short-term loan advances to               --       (55,254)      (55,254)
                         parent company
        --          --   Repayments from parent company            --             --        55,254
  (38,470)   (221,474)   Net cash provided by (used in)     (353,301)        (7,780)        76,948
                         investing activities

                         FINANCING ACTIVITIES
        --          --   Proceeds from share issue                 --            --         24,696
  (83,437)    (40,023)   Amount due to parent                      --            --              -
        --     (4,000)   Repurchase of shares                 (4,000)            --       (14,713)
    39,400     342,539   Proceeds from long-term debt       1,429,479     1,017,100      1,017,100
     (166)     (2,309)   Debt fees paid                       (7,089)      (13,787)       (15,760)
  (32,351)    (94,594)   Repayment of long-term debt      (1,043,215)   (1,025,009)    (1,099,707)
        --    (37,450)   Cash dividends paid                 (74,901)            --       (78,902)
   (9,414)    (48,434)   Deemed dividends paid              (130,526)      (47,909)       (58,997)
  (85,968)     115,729   Net cash provided by (used in)       169,748      (69,605)      (226,283)
                         financing activities

  (97,361)    (62,192)   Net increase in cash and cash         20,652        32,138         29,193
                         equivalents
   129,499     112,037   Cash and cash equivalents at          29,193            --              -
                         start of period
    32,138      49,845   Cash and cash equivalents at          49,845        32,138         29,193
                         end of period
---------------------------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                        Ship Finance International Limited.
                                     --------------------------------------
                                        (Registrant)


Date August 30, 2005                 By     /s/ Kate Blankenship
                                        ----------------------------
                                        Kate Blankenship
                                        Secretary and Chief Accounting Officer

23153.0001 #597759